

SIÈGE SOCIAL

December 12, 2006

RECEIVED

2006 DEC 18 A 8: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06019265

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

12/18

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com



Annex

I. PRESS RELEASES

- Dec. 8, 2006 – Sagem Défense Sécurité financial statements
- Dec. 11, 2006 – Transition towards new Group management

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

Communiqué de presse . Press release

Transition towards new Group management

Paris, December 11, 2006

Mario Colaiacovo, Chairman of the SAFRAN Supervisory Board, and Jean-Paul Béchat, Chief Executive Officer, have agreed to a transition to new Group management, in liaison with the company's main shareholders.

Mario Colaiacovo has announced that he will step down as Chairman of the SAFRAN Supervisory Board on January 15, 2007. He will remain a member of the company's Supervisory Board.

Jean-Paul Béchat, Chief Executive Officer of SAFRAN, has announced that he will leave the Executive Board when he turns 65 on September 2, 2007.

Both Mr. Colaiacovo and Mr. Béchat expressed their intention to fully support the future chairman of the Supervisory Board, who will be named shortly. The new chairman of the Supervisory Board will form the new SAFRAN Group executive team.

__SAFRAN__ is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

Sagem Défense Sécurité financial statements

Paris , December 8, 2006

Following the termination of Jacques Paccard's term as Chairman and CEO of Sagem Défense Sécurité by the shareholders' meeting on November 20, 2006, it was discovered that, prior to his departure, Mr. Paccard had terminated the employment of three persons, including the chief financial officer of Sagem Défense Sécurité.

It was also discovered that computer files kept by the former CFO had been erased before he left the company.

Following reconstitution of these files, investigations were initiated. Initial results of analyses performed in conjunction with the company's statutory auditors and with the assistance of an outside audit firm, revealed several unexplained accounting irregularities approved by the former CFO.

Adjustments to correct these irregularities could potentially have an impact on the financial statements of Sagem Défense Sécurité, including for periods prior to fiscal year 2006. An estimation of the scope of these adjustments is currently in progress and the amounts could reach 100 million euros for the Defense and Security Division of the SAFRAN group.

The Executive Board of SAFRAN has decided to immediately inform financial markets of these developments.

__SAFRAN__ is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr